Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
January 21, 2008

3.	News Release
January 21, 2008 - Vancouver, Canada and Deerfield, Illinois, USA

4.	Summary of Material Change
Cardiome Pharma Corp. and its co-development partner Astellas Pharma US, Inc. (“Astellas”) today announced that they have been informed by the U.S. Food and Drug Administration (FDA) that a decision has not yet been made regarding the New Drug Application (NDA) for KYNAPID™ (vernakalant hydrochloride).  The FDA did not provide an action letter prior to the PDUFA date of January 19, 2008.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name: Curtis Sikorsky
Title: Chief Financial Officer
Phone No.: 604-677-6905

9.	Date of Report
January 21, 2008

Per:      “Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer